AO
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08031073

SECUR... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba Capital One Securities, LLC
CAPITAL ONE INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

313 CARONDELET ST.
(No. and Street)

NEW ORLEANS (City) LA (State) 70130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD J. DEBLANC (504)533-5379
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

4200 ONE SHELL SQUARE, 701 POYDRAS ST., NEW ORLEANS, LA 70130
(Address) (City) (State) (Zip Code)

PROCESSED
APR 08 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Ronald Joseph DeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Investments, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Ronald J. DeBlanc
Signature

VP & CFO
Title

Donald P. Lee expires upon death
Notary Public Reg # 22478

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)
Years Ended December 31. 2007 and 2006

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Financial Statements and Supplementary Information

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Capital One Securities, LLC

We have audited the accompanying statements of financial condition of Capital One Securities, LLC (d/b/a Capital One Investments, LLC), a wholly owned subsidiary of Capital One Financial Corporation (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in subordinated borrowings, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Securities, LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 28, 2008

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Statements of Financial Condition

	December 31	
	2007	**2006**
Assets		
Cash on deposit with affiliated company	**$ 2,429,708**	$ 1,730,307
Investment in money market mutual fund, at cost which approximates market value	**11,831,579**	5,877,289
Due from customers and brokers and dealers for unsettled transactions	**88,656**	–
Commissions receivable from clearing broker and others	**1,107,254**	1,332,979
Deposit with clearing broker	**100,000**	100,000
Brokerage intangible	**3,685,365**	4,279,086
Premises, furniture, and equipment	**211,522**	294,670
Due from affiliated company	**2,836**	991
Total current assets	**$ 19,456,920**	$ 13,615,322
Liabilities and equity		
Liabilities:		
Commissions payable to brokers and dealers	**$ 800,007**	$ 692,383
Payable to brokers and dealers for unsettled transaction	**169,167**	–
Due to affiliated company	**2,209,899**	1,473,375
Other liabilities	**282,552**	314,598
	3,461,625	2,480,356
Equity:		
Member's equity	**15,995,295**	11,134,966
	$ 19,456,920	$ 13,615,322

See accompanying notes.

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Statements of Income

	Years Ended December 31	
	2007	**2006**
Income:		
Commissions	**$ 22,902,266**	$ 17,547,405
Interest and dividends	**399,712**	204,281
Losses on disposal of assets	**–**	(1,564)
	23,301,978	17,750,122
Expenses:		
Salaries, compensation, and benefits	**13,898,630**	11,534,860
Commissions paid to clearing broker	**424,471**	495,409
Clearing broker and other operating charges	**2,590,531**	2,233,554
Amortization of brokerage intangible	**593,721**	638,042
Occupancy	**640,916**	629,140
Equipment	**275,860**	205,143
	18,424,129	15,736,148
Income before income tax expense	**4,877,849**	2,013,974
State income tax expense	**17,520**	9,609
Net income	**$ 4,860,329**	$ 2,004,365

See accompanying notes.

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Statements of Changes in Subordinated Borrowings

	Years Ended December 31	
	2007	2006
Subordinated borrowings at January 1	$ –	$ –
Increases	–	–
Decreases	–	–
Subordinated borrowings at December 31	$ –	$ –

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Statements of Changes in Member's Equity

Balance at December 31, 2005	$	9,130,601
Net income		2,004,365
Balance at December 31, 2006		11,134,966
Net income		**4,860,329**
Balance at December 31, 2007	**$**	**15,995,295**

See accompanying notes.

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Statements of Cash Flows

	Years Ended December 31	
	2007	**2006**
Operating activities		
Net income	**$ 4,860,329**	$ 2,004,365
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	**676,869**	810,711
Increase in money market mutual fund	**(5,954,290)**	(2,293,675)
Losses on disposal of assets	**–**	1,564
Decrease (increase) in commissions receivable from clearing broker and others	**225,725**	(109,916)
(Increase) decrease in other assets	**(90,501)**	144,659
Increase (decrease) in commissions payable to brokers and dealers	**107,624**	(2,799)
Increase (decrease) in payable to brokers and dealers for unsettled transactions	**169,167**	(50,128)
Increase in other liabilities	**704,478**	1,215,091
Net cash provided by operating activities	**699,401**	1,719,872
Investing activity		
Purchases of premises, furniture, and equipment	**–**	(18,929)
Net cash used in investing activity	**–**	(18,929)
Increase in cash	**699,401**	1,700,943
Cash at beginning of year	**1,730,307**	29,364
Cash at end of year	**$ 2,429,708**	$ 1,730,307

See accompanying notes.

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Notes to Financial Statements

December 31, 2007

1. Organization and Significant Accounting Policies

Organization

Capital One Securities, LLC (doing business as Capital One Investments, LLC) (the Company) is a wholly owned subsidiary of Capital One, N.A. (the Bank). The Bank is a wholly owned subsidiary of Capital One Financial Corporation (Capital One or Parent Company). Effective April 24, 2006, the Company changed its legal name from Hibernia Investments, L.L.C. to Capital One Securities, LLC and started doing business as Capital One Investments, LLC. The Company's principal business is to provide brokerage services to customers primarily throughout Louisiana and portions of Texas. The Company is registered with the Securities and Exchange Commission (SEC) as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Premises, Furniture, and Equipment

Premises, furniture, and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 5 to 39 years for premises and leasehold improvements and 3 to 10 years for furniture and equipment.

Commissions

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

1. Organization and Significant Accounting Policies (continued)

Benefit Plans

The Company's employees are included in the employee benefit plans maintained by Capital One, subject to the provisions of the respective plans. Costs associated with these plans are allocated directly to the Company. In 2007, the allocation was based on actual cost incurred, while in 2006, the allocation was based on a percentage of base salaries. For the years ended December 31, 2007 and 2006, these costs aggregated $772,086 and $157,833, respectively, and are included in employee compensation and benefits in the accompanying statements of income.

Income Taxes

The Company is a limited liability company and, therefore, is taxed as a partnership. Accordingly, the taxable income of the Company is passed through to its sole member and no federal or Louisiana state income tax provision is necessary for the Company. The Company is included in Capital One's consolidated federal income tax return.

The Company is subject to Texas franchise tax for operations in that state, a portion of which is based on income. The income portion is reported as state income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statements of cash flows based on regulatory guidelines.

Money Market Mutual Fund

The Company records its investment in the money market mutual fund at cost which approximates market value due to the short-term nature of this investment.

Brokerage Intangible

The brokerage intangible represents the value of customer relationships attributable to the generation of future net profits for the Company. The intangible asset is being amortized on an accelerated basis over its expected life of 15 years.

2. Related Parties

Various administrative expenses are paid by the Bank on the Company's behalf, which the Company reimburses to the Bank on a monthly basis. The balance due and from affiliated companies are intercompany balances that are settled periodically throughout the year.

The Company owns shares in a money market mutual fund, Capital One Cash Reserve (the Fund). A subsidiary of the Bank serves as the investment advisor for the Fund; an unrelated entity serves as the Fund's distributor. The Company recorded dividend income on this investment of $399,712 in 2007 and $204,281 in 2006.

3. Services Agreement

The Company has an agreement with Pershing, L.L.C., a Bank of New York Mellon Securities Group Company, to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers. In connection with its agreement with Pershing, L.L.C. to provide these services, the Company made a $100,000 clearing deposit with Pershing, L.L.C. and agreed to compensate Pershing, L.L.C. on a "per-transaction" basis with a minimum compensation of $25,000 per calendar quarter. The agreement has no stated expiration date.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company has the right of offset against any deposit accounts maintained at the Bank by nonperforming customers. The Company did not incur credit losses on transactions not settled at December 31, 2007 and 2006.

4. Brokerage Intangible

As a result of the November 16, 2005 acquisition of Hibernia Corporation by Capital One, the Company recorded a brokerage intangible asset of $5,000,000. Amortization expense relating to this intangible was $593,721 and $638,042 for 2007 and 2006, respectively, resulting in a balance net of accumulated amortization of $3,685,365 at December 31, 2007. Estimated future amortization expense is as follows: 2008 – $549,400; 2009 – $505,078; 2010 – $460,757; 2011 – $416,436; 2012 – $372,115; and thereafter – $1,381,579.

5. Premises, Furniture, and Equipment

The following table is a detail of premises, furniture, and equipment.

	December 31	
	2007	**2006**
Buildings	**$ 113,645**	$ 113,645
Leasehold improvements	**43,918**	43,918
Furniture and equipment	**324,313**	324,313
	481,876	481,876
Accumulated depreciation	**(270,354)**	(187,206)
Total premises, furniture, and equipment	**$ 211,522**	$ 294,670

6. State Income Taxes

The Company recorded state income tax expense related to its Texas operations of $17,520 and $9,609 in 2007 and 2006, respectively.

The Company paid $17,520 and $9,609 in state income taxes during 2007 and 2006, respectively.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000. At December 31, 2007, the Company had net capital of $10,642,259 calculated under the provisions of Rule 15c3-1.

8. Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2007 and 2006, the Company had no such liabilities.

9. Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. At December 31, 2007 and 2006, the carrying amount of cash, investment in money market mutual fund, receivables, and deposit with clearing broker approximates the estimated fair value of these financial instruments due to the short term nature of the instruments.

10. Commitments and Contingencies

The Company is a party to certain legal proceedings arising from matters incidental to its business. Management and counsel are of the opinion that these actions will not have a material effect on the financial condition or operating results of the Company.

11. Subsequent Event

Capital One has approved a merger of its two broker dealer subsidiaries to be executed as follows:

The Company and NFB Investment Services Corp. (NFBIS), a broker dealer subsidiary of the Parent, Capital One Financial Corporation, will undergo a consolidation and reorganization. On or about March 10, 2008, NFBIS will change its name to Capital One Investment Services corporation (COIS). On or about May 1, 2008, the Parent Company plans to contribute the stock of COIS to Capital One, National Association (the Bank), which is a wholly owned subsidiary of the Parent Company. The Company will transfer all of its assets and liabilities to COIS. On approximately May 15, 2008, the Bank will form a new subsidiary, Capital One Investment Services, LLC (COIS LLC). COIS will merge into COIS LLC, resulting in COIS LLC surviving the merger and retaining the broker-dealer regulatory history of NFBIS.

Supplemental Information
Required by SEC Rule 17a-5

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net capital:		
Member's equity:	$	15,995,295
Deduction for nonallowable assets:		
Cash		(923,068)
Commissions receivable from clearing broker and others		(291,840)
Brokerage intangible		(3,685,365)
Premises and equipment		(211,522)
Due from affiliate		(2,836)
State tax receivable		–
Net capital before haircuts on securities		10,880,664
Haircuts on securities, computed, where applicable, pursuant to Rule 15c3-1		(238,405)
Net capital under Rule 15c3-1	$	10,642,259
Aggregate indebtedness	$	3,292,458
Excess net capital:		
Net capital	$	10,642,259
Less required net capital		250,000
Excess net capital	$	10,392,259
Excess capital at 1000% (net capital less 10% of aggregate indebtedness)	$	10,313,013
Percent of aggregate indebtedness to net capital		31%

There are no differences between net capital computed above and the Company's computation included in Part II A of Form X-17a-5, as amended, as of December 31, 2007. Accordingly, a reconciliation of these two amounts is not included in Supplemental Schedule I.

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

Capital One Securities, LLC
(d/b/a Capital One Investments, LLC)

Schedule III – Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Capital One Securities, LLC

In planning and performing our audit of the financial statements in accordance with auditing standards generally accepted in the United States of Capital One Securities, LLC (d/b/a Capital One Investments, LLC), a wholly owned subsidiary of Capital One Financial Corporation (the Company), as of and for the year ended December 31, 2007, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2008

END